Filed Pursuant to Rule 253(g)(2)
File No. 024-11255

FUNDRISE EQUITY REIT, LLC

SUPPLEMENT NO. 5 DATED FEBRUARY 19, 2021
TO THE OFFERING CIRCULAR DATED DECEMBER 18, 2020

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Equity REIT, LLC (the “Company”, “we”, “our” or “us”), dated December 18, 2020, as previously supplemented, and filed by us with the Securities and Exchange Commission (the “Commission”) on December 21, 2020 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset update.

Asset Update

Controlled Subsidiary Investment – Fundrise Insight One, LLC

On June 27, 2016, we directly acquired ownership of a “majority-owned subsidiary”, Fundrise Insight One, LLC (the “Insight One Controlled Subsidiary”), for a purchase price of approximately $3,440,000, which was the initial stated value of our equity interest in the Insight One Controlled Subsidiary (the “First Insight One Controlled Subsidiary Investment”), the details of which can be found here. On September 14, 2016, we directly acquired additional ownership of the Insight One Controlled Subsidiary, for a purchase price of approximately $11,422,000 (the “Second Insight One Controlled Subsidiary Investment”), the details of which can be found here. On September 28, 2016, we directly acquired additional ownership of the Insight One Controlled Subsidiary for a purchase price of approximately $6,770,000, (the “Third Insight One Controlled Subsidiary Investment”), the details of which can be found here. The Insight One Controlled Subsidiary used the proceeds to close on the acquisition of a stabilized low-rise multifamily property totaling 76 units located Fort Belvoir, VA, located at 9190 Richmond Highway, Fort Belvoir 22060 (the “Canterbury Property”),  the acquisition of a stabilized low-rise multifamily property totaling 216 units in Alexandria, VA 5401 Claymont Drive, Alexandria, VA (the “Sacramento Property”), and the acquisition of a stabilized low-rise multifamily property totaling 138 units in Woodbridge, VA 13940 Longwood Manor Court, Woodbridge, VA (the “Lancaster Property”). The investment strategy for the properties was to: 1) renovate exterior common areas and interior unit finishes; 2) subsequently, increase rents; and 3) pursue additional fee-income where feasible.

The Insight Controlled Subsidiary is managed by the principals of FI One Co Invest LLC (“Insight”). Insight is a subsidiary of Insight Property Group, a Washington, DC based owner and developer of mixed-use and multifamily properties in the Mid-Atlantic region. Insight Property Group was founded in 2009, its founders have more than 50 years of experience and have acquired and/or developed in excess of 15,000 apartments and condominiums during that time.

On February 12, 2021, the Insight One Controlled Subsidiary sold the Lancaster Property for a sales price of approximately $28,475,000.  Proceeds from the sale totaled approximately $13,592,000, net of repayment of the $14,361,000 of outstanding senior loan and closing costs of approximately $522,000. Taking into account our share of the sales proceeds, and all of our contributions and distributions to and from the Lancaster Property over the holding period, we have realized an internal rate of return of approximately 17.0% on our investment in the Lancaster Property.

To facilitate a tax deferral on the gain from the sale of the Lancaster Property, we intend to form a new majority owned subsidiary that will transact via a 1031 exchange. We are in the diligence period on the new acquisition target, and expect to close on a new multifamily property in Q1 2021. We will file another update when the transaction is consummated.

The Insight One Controlled Subsidiary is expected to sell the Canterbury and Sacramento Properties in Q1 2021, and we intend to transact in a similar manner via a 1031 exchange.  We will file another update when those sales are finalized.